

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
135 Rennell Drive, 3rd Floor
Fairfield, CT 06890

> **Re: Greenidge Generation Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed April 10, 2024**
> **File No. 333-278600**

Dear Jordan Kovler:

We have reviewed your correspondence filed May 7, 2024 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 26, 2024 letter.

Registration Statement on Form S-3

Selling Stockholder, page 8

1. We note your response to prior comment 1 and your belief that none of the Selling Stockholder or any of its affiliates is a broker-dealer. Please confirm and identify whether the Selling Stockholder is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of securities being offered by a broker-dealer must identify the broker-dealer as an underwriter if the securities were not issued as underwriting compensation. If the Selling Stockholder is an affiliate of a broker-dealer, your prospectus must state, if true, that:
    *   The Selling Stockholder purchased the shares being registered for resale in the ordinary course of business; and
    *   At the time of purchase, the Selling Stockholder had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

If you are unable to make these representations, please disclose that the Selling Stockholder is an underwriter. Please revise or advise.

Documents Incorporated by Reference, page 23

2. We note your response to prior comment 3. In future filings, please further revise your breakeven analysis to clarify whether, and if so, how the cost of purchasing mining equipment factors into your analysis. Additionally, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Clifford Brandeis